SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         September, 2004

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: September 30, 2004	By: /s/ David Lymburn David Lymburn Corporate Secretary

ALLIED GOLD LTD

ABN 86 104 855 067

ANNUAL FINANCIAL REPORT

30 JUNE 2004

DIRECTORS' REPORT

The Directors present their report, together with the financial report of Allied Gold Ltd ("the Company") and its controlled entities for the year ended 30 June 2004.

DIRECTORS

The Directors of the Company in office during or since the end of the financial period are:

Mr Mark V Caruso	appointed 26 May 2003
Mr Jeffrey J Moore	appointed 9 February 2004
Mr David A Lymburn	appointed 26 May 2003
Mr Gregory H Steemson	appointed 26 May 2003 resigned 9 February 2004

DIRECTORS' PARTICULARS

Mr Mark V Caruso
Mr Caruso is a Director of Simto Australia Pty Ltd which is involved in mining, earthmoving and civil engineering construction earthworks. He is also a director of Mineral Commodities Limited, Asset Backed Holdings Limited and Organic Resource Technology Limited.

Mr Jeffrey J Moore
Mr Moore has more than 20 years of exploration and mining industry experience for Australian publicly listed companies since graduating as a geologist in Western Australia. During the last 15 years he has held board positions for several ASX listed companies gaining exposure to a range of commodities.

Mr David A Lymburn – Director
Mr Lymburn is a Chartered Accountant with over twenty years experience in accounting and corporate management roles, both in the accounting profession and in the commercial sector. He has served as Company Secretary and CFO of a number of small to medium sized public listed companies. He is also a director of Indcor Limited and is Company Secretary of Mineral Commodities Limited and Organic Resource Technology Limited.

Mr Gregory H Steemson – Managing Director
Mr Steemson is a qualified geologist and geophysicist with an extensive background in exploration, development and management of mining projects. He is also a director of Mineral Commodities Limited and Sandfire Resources NL.

DIRECTORS' MEETINGS

The number of directors' meetings and number of meetings attended by each of the Directors of the Company during the financial period under review are:

	Meetings held	Meetings attended
Mark Caruso	6	6
Jeffrey Moore	2	2
David Lymburn	6	6
Greg Steemson	4	4

PRINCIPAL ACTIVITIES

The principal activity of the consolidated entity during the year was exploration for gold and other mineral resources. This has mainly involved exploration and evaluation of the Red Dam Gold Project in Western Australia and the acquisition of an interest in the Simberi Mining Joint Venture and the Tabar Exploration Joint Venture pursuant to the merger by Plan of Arrangement with Nord Pacific Limited.

The Company also owns a Mobile Mineral Processing and Evaluation Unit ("MMPEU"). This plant was not operational during the period. However, as reported elsewhere in this financial report, the Company entered into an option agreement to sell the plant. The sale of the plant contemplated by this option agreement had not been completed at the date of this report.

REVIEW OF OPERATIONS

The Company conducted one drilling programme on the Red Dam gold project during the period. This comprised 2,229 metres of RC drilling with the aim of providing further information on the continuity and grade of mineralisation over the 500 metre long Petrus prospect. The programme was completed in May 2004. As reported under ***Changes in State of Affairs***, the Company entered into an Option Agreement on 27 July 2004 for the sale of the Red Dam project to Siberia Mining Corporation Limited.

In March 2004 the Company entered into an Option Agreement with the promoters of Minera Colibri, a Peruvian company, for the sale of the Mobile Mineral Processing and Evaluation Unit ("MMPEU") for a total consideration of $5 million. By the payment of a $100,000 option fee Minera Colibri secured a 3 month option to purchase the plant for $5,000,000 comprising $2,000,000 in cash and the balance in equity securities in a company to be listed on either the London AIM or Toronto Stock Exchange. The option is extendable on a month by month basis by the payment of an additional $30,000 per month. At the date of this report the option arrangement is still current but has not been exercised.

The Company's other main activity for the year has been the acquisition by Plan of Arrangement of 100% of Nord Pacific Limited. The key steps in this process are described under ***Changes in State of Affairs***, below.

RESULTS

The net operating result for the year is a loss of $934,385 (2003 : nil).

DIVIDENDS

No dividends have been paid or declared.

CHANGES IN STATE OF AFFAIRS

- On 18 July 2003 the Company acquired the Mobile Mineral Processing & Evaluation Unit ("MMPEU") and Red Dam gold exploration project from Fortescue Metals Group Limited ("FMG") for $2,500,000. The total consideration was satisfied by the issue to FMG of 12,500,000 fully paid ordinary shares in the Company, at an issue price of $0.20 each. By purchasing the MMPEU the Company also acquired the controlled entities Aretrend Pty Ltd and Advance R & D Pty Ltd.

- On 12 September 2003 the Company undertook a seed capital offer to raise $700,000 by the issue of 7,000,000 ordinary shares each with an attaching option exercisable at $0.20 on or before 30 June 2007. This offer was closed and the shares were allotted on 13 October 2003.

- On 8 December 2003 the Company was listed on the Australian Stock Exchange having successfully completed an initial public offering to raise $1,800,000 by the issue of 9,000 000 shares at $0.20 each, with a free attaching option exercisable at $0.20 on or before 30 June 2007. The initial public offering was undertaken pursuant to a prospectus dated 20 October 2003.

- **Merger with Nord Pacific Limited**

  - By an agreement dated 20 December 2003 the Company agreed to acquire 100% of Nord Pacific Limited ("Nord") by way of a Plan of Arrangement. Nord is registered in New Brunswick, Canada and has its head office in Albuquerque, New Mexico.

  - Nord's principal asset is the Simberi Mining project comprising the Simberi Mining Joint Venture and the Tabar Exploration Joint Venture. The Simberi Mining Joint Venture ("SMJV") and the Tabar Exploration Joint Venture ("TEJV") respectively hold a mining lease and exploration licence covering essentially all of the land area of the Tabar Islands, located in the New Ireland Archipelago in eastern Papua New Guinea. Under the terms of the SMJV, Nord and Toronto listed company Simberi Mining Corporation ("SMC") each hold a 50% interest. Nord holds a 99% interest in the TEJV; SMC has the right to earn up to a 50% interest by spending US$2.0m by 31 December 2006.

- In conjunction with the Arrangement Agreement, the Company and Nord also entered into a Credit Facility Agreement whereby the Company agreed to provide up to US$5.4 million (US$2.4 million committed and a further US$3.0 million at the option of Allied) by way of convertible notes. The notes would mature on 31 December 2005 and bear interest at LIBOR plus 2%. During the financial year the Company advanced a total of US$1,075,792 as convertible notes to Nord. Of this amount US$1,043,365 had been converted to 16,433,650 shares representing 44.2% of the issued equity of Nord at balance date. Subsequent to the end of the financial year the Company advanced a further US$759,937 to Nord. At the Effective Date of the Arrangement (20 September 2004) there was US$792,364 of convertible notes outstanding. The funding provided to Nord as convertible notes was used to fund Nord's contributions to the SMJV, to fund the transactions costs of the Arrangement, to bring Nord's corporate compliance up to date and to meet the general running costs of Nord throughout this period.

- The Plan of Arrangement was approved by Nord shareholders on 11 September 2004. On 17 September 2004 Allied Gold shareholders approved the issue of 22,170,176 shares to Nord shareholders in exchange for all the Nord shares on issue not already owned by Allied Gold, and the issue of 1,400,000 shares to Nord Resources Corporation in satisfaction of a debt owed by Nord. The Plant of Arrangement became unconditional following approval by the Court of the Queens Bench New Brunswick on 20 September 2004. With effect from this date Nord Pacific Limited became a 100% subsidiary of Allied Gold Limited.

SUBSEQUENT EVENTS

- On 16 June 2004 the Company issued a short form prospectus for the issue by placement of 4,275,000 ordinary shares at $0.20 each with one attaching option for every three shares subscribed for, to raise a total of $855,000. The options are exercisable at $0.20 on or before 30 June 2007. The placement was completed and the 4,275,000 shares were issued 6 July 2004. The options were issued on 20 September 2004 following approval by shareholders on 17 September 2004.

- On 27 July the Company entered into an Option Agreement with Siberia Mining Corporation for the sale of the Red Dam gold project. By payment of an option fee of $50,000 Siberia secured an exclusive option to purchase the Red Dam project for $900,000 at any time within 6 months of signing the agreement. A further 6 month extension can be acquired by payment of a further $100,000, and the purchase price would become $850,000 in this extended term.

Matters relating to the merger by Plan of Arrangement with Nord Pacific Limited are described in ***Changes in State of Affairs,*** above.

Other than the matters discussed above or elsewhere in this annual financial report, there has not arisen in the interval between the end of the financial period and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Company, the results of those operations or the state of affairs of the Company in future financial periods.

LIKELY DEVELOPMENTS

It is the Company's intention to proceed with exploration and development of the Simberi Gold Project via its participation in the Simberi Mining Joint Venture and Tabar Exploration Joint Venture.

In the opinion of the Directors it may prejudice the interests of the Company to provide additional information in relation to likely developments in the operations of the Company and the expected results of those operations in subsequent financial periods.

SHARE OPTIONS

The number of options for ordinary shares on issue at the date of this report is 19,925,000. 13,925,000 of these options are listed and 6,000,000 are unlisted (subject to escrow). Options granted to directors are listed in ***Directors' and Executives' Remuneration*** below. Options do not entitle the holder to receive a

dividend paid to ordinary shareholders, to a vote at shareholder meetings or to participate in any future share issues.

No. of Options	Exercise Price	Expiry Date
19,925,000	$0.20	30 June 2007

DIRECTORS' INTERESTS

The relevant interest of each Director in the share capital of the Company shown in the Register of Directors' Shareholdings as at the date of this report is:

Director	Ordinary Shares fully paid		Options	
	Direct	Indirect	Direct	Indirect
Mark Caruso	594,168	-	1,000,000	-
David Lymburn	97,085	188,835	500,000	100,000
Jeffrey Moore	40,000	-	-	-

DIRECTORS' AND EXECUTIVES' REMUNERATION

In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the Company's operations, the board reviews the remuneration packages of all directors and executive officers on an annual basis and makes recommendations. Remuneration packages are reviewed with due regard to performance and other relevant factors.

Remuneration packages may contain the following key elements:

(a) Directors Fees;

(b) Salary & Consultancy

(c) Benefits – including provision of motor vehicle, superannuation; and

(d) Incentive schemes – including performance related bonuses and share options.

Remuneration paid to directors in office at any time during the financial period was as follows.

	Directors' fees	Salary incl. benefits	Consulting fees	Super-annuation	Options	Total
Mark Caruso	22,500	-	-	2,025	25,000	49,525
Jeffrey Moore	-	58,618	-	5,084	-	63,702
David Lymburn	-	-	35,000	-	12,500	47,500
Greg Steemson	-	-	59,600	-	25,000	84,600
Total remuneration paid to directors in office	22,500	58,618	94,600	7,109	62,500	245,327

On 1 October 2003, prior to the initial public offering of the Company 1,000,000 options were granted to each of Mr Caruso and Mr Steemson and 500,000 options to Mr Lymburn. These options are exercisable at $0.20 on or before 30 June 2007. The options have been ascribed a value of $0.025 each. This is an estimated value ascribed by the Board, taking into account the prevailing circumstances at the time of the grant which were: the Company was unlisted and had a seed capital raising in progress; a decision had been made to prepare a prospectus for an IPO but the prospectus was not completed or lodged, and all the risks associated with achieving a successful IPO were ahead of the Company. For these reasons it is considered inappropriate to conduct a Black & Scholes option pricing valuation on a pre-IPO company. Further, it was known these options would be escrowed for 24 months from the date of listing on the Australian Stock Exchange.

Other than the directors listed above there were no *Specified Executives*.

DIRECTOR'S AND AUDITOR'S INDEMNITIES

The Company has not, during or since the financial period, in respect of any person who is or has been an officer or auditor of the Company or of any related body corporate:

- indemnified or made any relevant agreement for indemnifying against a liability, including costs and expenses in successfully defending legal proceedings; or
- paid or agreed to pay a premium in respect of a contract insuring against a liability for the costs or expenses to defend legal proceedings.

SCHEDULE OF MINING TENEMENTS

Mining Tenements currently held by the Company are:

The Red Dam Project is comprised of P16/1577 and 1578, and applications for M16/344 and P16/2078 and is located approximately 50km north west of Kalgoorlie, Western Australia.

The Simberi Mining Joint Venture owns ML 136 covering the eastern portion of Simberi Island, the northernmost island of the Tabar group, off New Ireland, Papua New Guinea. The Tabar Exploration Joint Venture owns EL609 which covers the all of Tatau and Tabar Islands, as well as the ground on Simberi Island not covered by ML136.

ENVIRONMENTAL REGULATIONS

In the course of its normal mining and exploration activities the Company adheres to environmental regulations imposed upon it by the various regulatory authorities, particularly those regulations relating to ground disturbance and the protection of rare and endangered flora and fauna. The Company has complied with all material environmental requirements up to the date of this report.

OTHER INFORMATION

The registered office and principal place of business is Unit 15, 51-53 Kewdale Road, Welshpool, Western Australia, 6106

Signed in accordance with a resolution of the Directors.

Mark Caruso
Chairman

Dated at Perth this 30th day of September 2004.

STATEMENTS OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2004

	Note	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
Revenue from ordinary activities	2	99,037	-	99,037	-
Revenue outside ordinary activities	2	33,629	-	33,629	-
Total Revenue from operating activities		132,666	-	132,666	-
Exploration and evaluation costs	3	(17,326)	-	(17,326)	-
MMPEU costs, including depreciation		(414,269)	-	(414,269)	-
General & administration expenses	3	(401,038)	-	(401,038)	-
Borrowing costs	3	(18,214)	-	(18,214)	-
Share of net result of associates using the equity method	10	(216,204)	-	-	-
Profit / (Loss) from ordinary activities before related income tax expense		(934,385)	-	(718,181)	-
Income tax expense relating to ordinary activities	4	-	-	-	-
Profit / (Loss) from ordinary activities after related income tax expense		(934,385)	-	(718,181)	-
Profit / Loss from ordinary activities after income tax expense attributed to members of the parent entity	16	(934,385)	-	(718,181)	-
Total revenue and expenses attributable to members of the parent entity and recognised directly in equity		(934,385)	-	(718,181)	-
Total changes in equity other than those resulting from transactions with owners as owners		(934,385)	-	(718,181)	-
Basic earnings (loss) per share (cents)	17	(0.33)	-		

The statement of financial performance is to be read in conjunction with the notes to the financial statements.

STATEMENTS OF FINANCIAL POSITION
AS AT 30 JUNE 2004

	Note	Consolidated		Company	
		2004	2003	2004	2003
		$	$	$	$
CURRENT ASSETS					
Cash assets	5	981,332	1	981,332	1
Receivables	6	43,187	-	43,187	-
Other Financial assets	7	22,080	-	22,080	-
Total Current Assets		1,046,599	1	1,046,599	1
NON-CURRENT ASSETS					
Property, plant and equipment	8	1,643,945	-	1,643,945	-
Exploration & development expenditure	9	804,981	-	804,981	-
Receivables	6	658,659	-	658,659	-
Investment accounted for using the equity method	10	1,363,296	-	1,579,500	-
Total Non-Current Assets		4,470,881	-	4,687,085	-
Total Assets		5,517,480	1	5,733,684	1
CURRENT LIABILITIES					
Payables	11	379,315	-	379,315	-
Non - interest bearing liabilities	12	870,000	-	870,000	-
Provisions	13	4,279	-	4,279	-
Total Current Liabilities		1,253,594	-	1,253,594	-
Non - Current Liabilities					
Interest bearing liabilities	14	415,410	-	415,410	-
Total Non Current Liabilities		415,410	-	415,410	-
Total Liabilities		1,669,004	-	1,669,004	-
NET ASSETS		**3,848,476**	**1**	**4,064,680**	**1**
EQUITY					
Contributed equity	15	4,782,861	1	4,782,861	1
Accumulated losses	16	(934,385)	-	(718,181)	-
TOTAL EQUITY		**3,848,476**	**1**	**4,064,680**	**1**

The statement of financial position is to be read in conjunction with the notes to the financial statements.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2004

	Note	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Revenue received		99,037	-	99,037	-
Exploration expenditure		(191,106)	-	(191,106)	-
Interest received		33,629	-	33,629	-
Interest paid		(2,804)	-	(2,804)	-
Payments to suppliers & employees		(248,574)	-	(248,574)	-
Net cash generated from (used in) operating activities	25	**(309,818)**	**-**	**(309,818)**	**-**
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of equity investments		(23,552)	-	(23,552)	-
Purchase of investment in associate		(1,579,501)	-	(1,579,501)	-
Monies advanced to associated entity		(658,659)	-	(658,659)	-
Net cash generated by (used in) investing activities		**(2,261,712)**	**-**	**(2,261,712)**	**-**
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from the issue of securities		2,503,799	1	2,503,799	1
Proceeds received for shares not yet issued		870,000	-	870,000	-
Proceeds from borrowings		400,000	-	400,000	-
Costs of raising equity capital		(220,938)	-	(220,938)	-
Net cash generated by financing activities		**3,552,861**	**1**	**3,552,861**	**1**
Net increase (decrease) in cash held		**981,331**	**1**	**981,331**	**1**
Cash at beginning of financial year		1	-	1	-
Cash at end of financial year	5	**981,332**	**1**	**981,332**	**1**

The statement of cash flows is to be read in conjunction with the notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 20004

1. SUMMARY OF ACCOUNTING POLICIES

(a) Basis of preparation

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of Allied Gold Limited and controlled entities, and Allied Gold Limited as an individual parent entity. Allied Gold Limited is a public listed company incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The accounts have been prepared on the basis that the entity can meet its commitments as and when they fall due and can therefore continue normal business activities, and the realisation of assets and liabilities in the ordinary course of business. In forming this opinion the directors have placed reliance on the reasonable expectation the Company will be successful in raising further equity capital and or debt financing as and when required.

The Company was incorporated on 26 May 2003 and therefore the comparative period financial statements are for the period 26 May 2003 to 30 June 2003.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(b) Mineral Exploration, Evaluation and Development Expenditure

Mineral exploration expenditures and acquisition costs in relation to areas of interest have been written off in the year in which they are incurred on projects except where exploration and evaluation activities in the area have not yet reached a stage that permits reasonable assessment of the existence or otherwise of economically recoverable reserves.

When rights to tenure are held and expenditures have been expected to be recouped through development and economic exploitation of the area of interest, the exploration costs are capitalised and amortised against the estimated economical mine life once mining commences.

(c) Foreign Currency Transactions

Transactions in foreign currencies have been converted at rates of exchange ruling on the date of those transactions. At balance date, amounts receivable and payable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Realised and unrealised gains and losses are brought to account in determining the profit or loss for the financial period.

(d) Acquisitions of Assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition. Where shares are issued in an acquisition, the value of the shares is determined by reference to the fair value of the assets acquired, including goodwill where applicable.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value at the date of acquisition. The discount rate used is the rate at which a similar borrowing could be obtained under comparable terms and conditions.

Where the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by

reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated.

(e) Non-Current Assets

Non-current assets are included at cost less any accumulated depreciation or amortisation. The carrying amount of non-current assets is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount the asset is revalued to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. To the extent that a revaluation decrement reverses a revaluation increment previously credited to, and still included in the balance of the asset revaluation reserve, the decrement is debited directly to that reserve. Otherwise the decrement is recognised as an expense in the statement of financial performance.

The expected net cash flows included in determining recoverable amounts of non-current assets are not discounted to their present values using a market-determined, risk adjusted discount rate.

Depreciation is calculated on a straight line method so as to write off the net cost of each non-current asset over its estimated useful life. The following estimated useful lives are used in the calculation of depreciation:

Plant & Equipment	5 years

(f) Receivables

Trade receivables and other receivables are recorded at amounts due less any provision for doubtful debts. Collectibility of trade receivables is reviewed on an ongoing basis.

(g) Accounts Payable

Trade and other accounts payable are recognised when the Company becomes obliged to make future payments resulting from the purchase of goods and services. The amounts are unsecured and are usually payable within standard trade terms.

(h) Cash

For the purposes of the statements of cash flows, cash includes deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis.

(i) Income Tax

Tax effect accounting principles have been adopted whereby the income tax expense has been calculated on pre-tax accounting profits after adjustment for permanent differences. The tax effect of timing differences, which occur when items are included or allowed for income tax purposes in a period different to that for accounting, is shown at current taxation rates in the provision for deferred income tax and future income tax benefit, as applicable. The Company and its controlled entities have not formed a tax consolidation group as at 30 June 2004.

(j) Revenue Recognition

Revenue from the sale of goods and disposal of other assets is recognised when the Company has passed control of the goods or other assets to the buyer.

Revenue from the rental of plant is recognised on an accruals basis.

Interest income is recognised when it is credited by the relevant financial institution.

(k) Inventories

Inventories are valued at the lower of cost and net realisable value.

(l) Earnings per share

Basic earnings per share
Basic earnings per share ("EPS") is calculated as net profit or loss, rather than excluding extraordinary items.

Diluted earnings per share
Diluted EPS earnings is calculated by adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

The diluted EPS weighted average number of shares includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather that the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average price.

The identification of dilutive potential ordinary shares is based on net profit or loss from continuing ordinary operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share.

(m) Segment reporting

The Company applies AASB 1005 Segment Reporting.

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns.

(n) Leases

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

(o) Employee Entitlements

Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount.

Contributions are made by the Company to employee superannuation funds and are charged as expenses when incurred.

(p) Principles of consolidation

The consolidated financial statements of the consolidated entity include the financial statements of the Company, being the parent entity, and its controlled entities. Where an entity either began or ceased to be controlled during the year, the results are included only from the date control commenced or up to the date control ceased. The balances and effects of transactions, between controlled entities included in the consolidated financial statements have been eliminated.

A list of controlled entities is included in note 10.

(q) Investments accounted for using the equity method

Associates are those entities over which the consolidated entity exercises significant influence and which are not intended for sale in the near future.

In the consolidated financial statements, investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's equity accounted share of the associate's net profit or loss is recognised in the consolidated statement of financial performance from the date the significant influence commences until the date the significant influence ceases.

NOTES TO THE FINANCIAL STATEMENTS (continued)

	Consolidated		Company	
	2004 $	2003 $	2004 $	2003 $
2. REVENUE				
Revenue from Operating Activities				
Option fees received in relation to MMPEU	99,037	-	99,037	-
Revenue from Operating Activities	99,037	-	99,037	-
Revenue from outside operating activities				
Interest received or due and receivable from unrelated entities	33,629	-	33,629	-
Total Revenue from outside operating activities	33,629	-	33,629	-
Total Revenue from Ordinary Activities	132,666	-	132,666	-

3. PROFIT / (LOSS) FROM ORDINARY ACTIVITIES

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
Profit / (Loss) from ordinary activities before income tax has been arrived at after charging the following:				
Expenses				
Exploration expenditure written off	17,326	-	17,326	-
Depreciation – plant and equipment	354,855	-	354,855	-
Interest paid to other persons	132	-	132	-
Interest paid to related parties	18,082	-	18,082	-
Total borrowing costs	18,214	-	18,214	-
Diminution in value of listed securities	1,472	-	1,472	-
Movement in provision for employee entitlements	4,279	-	4,279	-
Corporate overheads	140,142	-	140,142	-
Staffing costs	91,471	-	91,471	-
Other administrative expenses	64,674	-	64,674	-
Management fees paid to related party	99,000	-	99,000	-
General & administrative expenses	401,038	-	401,038	-

4. INCOME TAX

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
The prima facie tax on profit/(loss) from ordinary activities before income tax is reconciled to the income tax expense as follows.				
Prima facie tax (expense)/benefit on profit/(loss) from ordinary activities @ 30%	280,316	-	215,454	-
Tax effect of permanent differences	(82,944)	-	(18,082)	-
Tax effect of sundry timing differences	53,902		53,902	
Net future income tax benefits not brought to account	(251,274)	-	(251,274)	-
Income tax expense/ (benefit) attributable to operating profit/(loss)	-	-	-	-

NOTES TO THE FINANCIAL STATEMENTS (continued)

4. INCOME TAX (continued)

Future income tax benefit arising from un-recouped deductions at balance date, for Australian tax resident entities.				
Revenue losses	251,274	-	251,274	-

The estimate of income tax benefit arising from unconfirmed tax losses (trading and capital) and accumulated exploration expenditure has not been brought to account at balance date, as realisation of the benefit is not regarded as virtually certain.

The benefit of these losses will only be realised if:

- future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
- the conditions for deductibility imposed by tax legislation continue to be complied with; and
- no changes in tax legislation adversely affect the economic entity in realising the benefit.

There are no franking credits available.

The Company and its controlled entities have not formed a tax consolidation group as at 30 June 2004.

	Consolidated		Company	
	2004	2003	2004	2003
	$	$	$	$
5. CASH ASSETS - CURRENT				
Cash at bank	981,332	1	981,332	1
	981,332	1	981,332	1
6. RECEIVABLES – CURRENT				
Net GST refundable	29,025	-	29,025	-
Other debtors & prepayments	14,162	-	14,162	-
	43,187	-	43,187	-
RECEIVABLES NON CURRENT				
Amount receivable from associated entity	658,659	-	658,659	-

This amount advanced was the subject of a convertible note issued by Nord Pacific Limited. Terms and conditions of the note are that it bears interest at LIBOR plus 2% and is convertible into Nord common shares at the rate of US$0.10 per share. This note had not been converted at the date of this financial report. The note expires on 31 December 2005.

7. OTHER FINANCIAL ASSETS - CURRENT

Investments in companies listed on a recognised stock exchange – shares at cost	23,552	-	23,552	-
Provision for diminution in value	(1,472)	-	(1,472)	-
Total investment in companies listed on a recognised stock exchange	22,080	-	22,080	-
Quoted market value of investments listed at balance date on a prescribed exchange	22,080	-	22,080	-

NOTES TO THE FINANCIAL STATEMENTS (continued)

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
8. PROPERTY, PLANT AND EQUIPMENT				
Plant and equipment – at cost	1,998,800	-	1,998,800	-
Accumulated depreciation	(354,855)	-	(354,855)	-
Total property, plant and equipment	1,643,945	-	1,643,945	-
Reconciliation of the carrying amount of plant & equipment at the beginning and end of the current and previous financial year.				
Plant and equipment				
Carrying amount at beginning of year	-	-	-	-
Additions	1,998,800	-	1,998,800	-
Disposal	-	-	-	-
Depreciation	(354,855)	-	(354,855)	-
Carrying amount at end of year	1,643,945	-	1,643,945	-

In March 2004 the Company entered into an Option Agreement with the promoters of Minera Colibri, a Peruvian company, for the sale of the Mobile Mineral Processing and Evaluation Unit ("MMPEU") for a total consideration of $5 million. By the payment of a $100,000 option fee Minera Colibri secured a 3 month option to purchase the plant for $5,000,000 comprising $2,000,000 in cash and the balance in equity securities in a company to be listed on either the London AIM or Toronto Stock Exchange. The option is extendable on a month by month basis by the payment of an additional $30,000 per month. At the date of this report the option arrangement is still current but has not been exercised.

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
9. EXPLORATION & DEVELOPMENT EXPENDITURE				
Exploration expenditure – costs carried forward in respect of areas of interest in:				
Exploration and evaluation phases	804,981	-	804,981	-
Total exploration and development expenditure	804,981	-	804,981	-

The ultimate recoupment of such costs is dependant on successful development and commercial exploitation, or alternatively sale of the exploration areas.

Reconciliation of the carrying amount of mining tenements at the beginning and end of the current and the previous financial year:

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
Carrying amount at beginning of year	-	-	-	-
Expenditure outlaid in cash and accrued	222,307	-	222,307	-
Shares issued for acquisition of interest	600,000	-	600,000	-
Write off discontinued projects	(17,326)	-	(17,326)	-
Carrying amount at end of year	804,981	-	804,981	-

Subsequent to the end of the financial year the Company entered into an option agreement to sell the Red Dam project (refer note 19).

NOTES TO THE FINANCIAL STATEMENTS (continued)

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
10 (a) INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD				
Investment in companies accounted for using the equity method – at cost	1,579,500	-	1,579,500	-
Equity accounting adjustments	(216,204)	-	-	-
	1,363,296	-	1,579,500	-

Details of the investment in associated entities is as follows:

		Consolidated 2004	Consolidated 2003
Name	Nord Pacific Limited		
Principal activity	Mineral Exploration		
Balance date	31 December		
	Ownership interest	44.2%	-
	Investment carrying amount	1,363,296	-

Movements in carrying amount of investment in associated entities	$	$
Carrying amount at beginning of year – Nord Pacific Limited	-	-
Investments in associate acquired during the year, at cost	1,579,500	-
Share of associate's net loss	(176,810)	-
Goodwill amortisation arising from equity accounting	(39,394)	-
Carrying amount at end of year – Nord Pacific Limited	1,363,296	-

The consolidated entity's share of aggregate assets and liabilities of the associated company is as follows:	Nord Pacific Limited 2004 $'000	2003 $'000
Current assets	321	-
Non current assets	1,901	-
Total assets	2,222	-
Current liabilities	414	-
Non current liabilities	964	-
Total liabilities	1378	-
Net assets as reported by associate	844	-
Share of net profit from ordinary activities after income tax as reported by the associate	(177)	-

As this is the first year of holding this investment in associated company there is no share of retained profits or reserves at the beginning of the period.

The last audited financial statements of Nord Pacific Limited are for the year ended 31 December 2003. The latest management accounts at 30 June 2004 have been used to equity account due to significant changes in the period since the last audited financial statements.

Recoverability of the investment is based upon the directors belief of successful exploitation of areas of interest held by Nord.

NOTES TO THE FINANCIAL STATEMENTS (continued)

10 (b) INVESTMENT IN CONTROLLED ENTITIES

	Company 2004 $	Company 2003 $
Unquoted investments – at cost		
Shares in controlled entities	-	-
	-	-

Controlled entities	Class of share	Place of Incorporation	Equity Holding 2004 %	Equity Holding 2003 %	Cost to Company 2004 $	Cost to Company 2003 $
Parent Entity						
Allied Gold Limited		Australia	-	-	-	-
Controlled Entities						
Aretrend Pty Ltd	Ord	Australia	100	-	-	-
Advance R & D Pty Ltd	Ord	Australia	100	-	-	-
					-	-

The controlled entities own registered patents over the MMPEU design and were acquired as part of the purchase of the MMPEU. No amount of the purchase consideration was specifically allocated to these two controlled entities.

11. PAYABLES – CURRENT

Trade payables – unsecured	149,047	-	149,047	-
Other payables and accruals – unsecured	230,268	-	230,268	-
	379,315	-	379,315	-

12. NON INTEREST BEARING LIABILITIES CURRENT

Share application monies held on trust	870,000	-	870,000	-

On 16 June 2004 the Company issued a short form prospectus for the issue by placement of 4,275,000 ordinary shares at $0.20 each with one attaching option for every three shares subscribed for, to raise a total of $855,000. The options are exercisable at $0.20 on or before 30 June 2007. The placement was completed and the 4,275,000 shares were issued 6 July 2004. The options were issued on 20 September 2004 following approval by shareholders on 17 September 2004. At balance date $870,000 (including oversubscriptions of $15,000) was held on trust pending issue and allotment of 4,275,000 ordinary shares.

13. PROVISIONS – CURRENT

Employee entitlements	4,279	-	4,279	-

NOTES TO THE FINANCIAL STATEMENTS (continued)

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
14. INTEREST BEARING LIABILITIES – NON CURRENT				
Other loans – related party	415,410	-	415,410	-

As is more fully described in note 23, Mineral Commodities Limited has provided the Company with two convertible note loan facilities. The interest rate applicable on both Notes is 9% per annum, compounding monthly. The amount drawn under both facilities at balance date was $400,000. Terms of conversion are described in note 23.

15. CONTRIBUTED EQUITY	2004 Number of shares	2003 Number of shares	2004 $	2003 $
(a) Ordinary shares fully paid				
Balance at beginning of financial year	1	-	1	-
Incorporation of Company	-	1		1
Shares issued to acquire Red Dam project and MMPEU from FMG	12,500,000	-	2,500,000	-
Shares issued to seed capital investors – October 2003	7,000,000	-	700,000	-
Shares issued pursuant to initial public offering – December 2003	9,000,000	-	1,800,000	-
Cash held on trust for options exercised but shares not issued at balance date	-	-	3,800	-
Costs of capital raising	-	-	(220,939)	-
Balance at end of financial year	28,500,001	1	4,782,861	1

Fully paid ordinary shares entitle the holder to participate in dividends and to one vote.

(b) Options

Options on issue at balance date.

Category	No of Options	Exercise Price per share	Expiry Date
Listed options	18,500,000	$0.20	30 June 2007

19,000 options had been exercised at balance date, but the share allotment had not been completed.

Subsequent to balance date a further 1,425,000 options (with the same terms) were issued.

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
16. ACCUMULATED LOSSES				
Accumulated losses at beginning of the year	-	-	-	-
Net profit (loss) attributable to members	(934,385)	-	(718,181)	-
Accumulated losses at end of the year	(934,385)	-	(718,181)	-

NOTES TO THE FINANCIAL STATEMENTS (continued)

17. EARNINGS (LOSS) PER SHARE

	Consolidated 2004	2003
Basic earnings (loss) per share (cents per share)	(0.33)	-
Weighted average number of ordinary shares outstanding during the year used in calculation of basic earnings per share	28,500,000	-
Net profit/(loss) used in the calculation of basic earnings per share	(934,385)	-

There is no dilutive earnings per share.

There were 18,500,000 options with an exercise price of 20 cents and an expiry date 30 June 2007 on issue as at 30 June 2004. These have not been classified as potential ordinary shares and have not been used in a determination of dilutive earnings per share.

18. CONTINGENT LIABILITIES

On the Red Dam project there is a 2.5% gross royalty on gold production and 2.5% of net smelter returns on other products.

There are no other contingent liabilities.

19. SUBSEQUENT EVENTS

- On 16 June 2004 the Company issued a short form prospectus for the issue by placement of 4,275,000 ordinary shares at $0.20 each with one attaching option for every three shares subscribed for, to raise a total of $855,000. The options are exercisable at $0.20 on or before 30 June 2007. The placement was completed and the 4,275,000 shares were issued 6 July 2004. The options were issued on 20 September 2004 following approval by shareholders on 17 September 2004.

- On 27 July the Company entered into an Option Agreement with Siberia Mining Corporation for the sale of the Red Dam gold project. By payment of an option fee of $50,000 Siberia secured an exclusive option to purchase the Red Dam project for $900,000 at any time within 6 months of signing the agreement. A further 6 month extension can be acquired by payment of a further $100,000, and the purchase price would become $850,000 in this extended term.

- The merger with Nord Pacific Limited by Plan of Arrangement was approved by Nord shareholders on 11 September 2004. On 17 September 2004 Allied Gold shareholders approved the issue of 22,170,176 shares to Nord shareholders in exchange for all the Nord shares on issue not already owned by Allied Gold, and the issue of 1,400,000 shares to Nord Resources Corporation in satisfaction of a debt owed by Nord. The Plant of Arrangement became unconditional following approval by the Court of the Queens Bench New Brunswick on 20 September 2004. With effect from this date Nord Pacific Limited became a 100% subsidiary of Allied Gold Limited.

Other than the matters discussed above or elsewhere in this annual financial report, there has not arisen in the interval between the end of the financial period and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Company, the results of those operations or the state of affairs of the Company in future financial periods.

20. EMPLOYEES

The Company had one employee at balance date.

NOTES TO THE FINANCIAL STATEMENTS (continued)

21. AUDITORS' REMUNERATION	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
Amounts received or due and receivable by auditors for:				
Auditors of the parent entity				
Auditing – the financial report	17,850	-	17,850	-
Other services	4,000	-	4,000	-
	21,850	-	21,850	-

22. SEGMENT REPORTING

The Company operates in one industrial segment being mining & exploration, and in one geographical segment being Australasia.

23. DIRECTORS and RELATED PARTY TRANSACTIONS

There were no transactions with directors or director related entities during the financial period other than the payment of directors' remuneration as is disclosed on note 24.

Mineral Commodities Limited is the Company's major shareholder owning 5,697,150 shares or 17.4% of the Company's issued capital at balance date. Mineral Commodities Limited has supported the Company throughout the financial period by entering into the following transactions, all of which have been conducted on an arms length basis. Mark Caruso is also a director of Mineral Commodities Limited, as is former director of the Company, Greg Steemson.

- On 7 August 2003 the Company entered into a loan agreement with Mineral Commodities Limited for $200,000 to provide initial seed funding. The loan is unsecured, bears interest at 9% compounded monthly and is repayable at call. The Company may at its election decide to repay the loan in cash or by the issue of shares at a price of $0.10 each. The loan was fully drawn on 8 August 2003.
- Mineral Commodities Limited acted as partial underwriter to the initial public offering by underwriting up to $900,000 of the offer. Mineral Commodities Limited received an underwriting fee of 1.5% of the amount underwritten, with a further 3.5% payable should the underwriting agreement be called upon. Mineral Commodities Limited was called upon to subscribe for 2,176,073 shares at a total price of $435,215.
- In June 2004 Mineral Commodities Limited agreed to provide a further $500,000 in loan funds by way of a convertible note. The loan is unsecured, bears interest at 9% compounded monthly and is repayable at call. The Company may at its election decide to repay the loan in cash or by the issue of shares at a price of $0.20 each plus one free option for every three shares. The options are exercisable at $0.20 on or before 30 June 2007. $200,000 of this loan was drawn at balance date, and the remaining $300,000 was drawn subsequent to balance date. The combined balance owing to Mineral Commodities Limited of this note and the one advanced on 7 August 2003 was $400,000 plus accrued interest of $15,410.
- Pursuant to a services agreement Mineral Commodities Limited has agreed to provide the Company with services including, accounting, clerical, secretarial and fully serviced office accommodation for a fixed monthly fee of $11,000. This agreement is for a 2 year term expiring 30 September 2005. The total amount charged for the period was $99,000.

NOTES TO THE FINANCIAL STATEMENTS (continued)

24. DIRECTORS' and EXECUTIVES' REMUNERATION

(a) The directors of Allied Gold Limited during the year were:

Mr Mark Victor Caruso : Chairman
Mr Jeffrey John Moore : Managing Director- appointed 9 February 2004
Mr David Andrew Lymburn : Director and Company Secretary
Mr Gregory Hugh Steemson : Managing Director - resigned 9 February 2004

Other than the above there were no *Specified Executives.*

The Company's policy for determining the nature and amount of emoluments of board members and senior executives of the Company is as follows.

The Board of Directors of Allied Gold Limited is responsible for determining and reviewing compensation arrangements for the directors, managing director and the executive team. The Board of Directors assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company.

(b) Remuneration of directors

	Directors' fees	Salary incl. benefits	Consulting fees	Super-annuation	Options	Total
Mark Caruso	22,500	-	-	2,025	25,000	49,525
Jeffrey Moore	-	58,618	-	5,084	-	63,702
David Lymburn	-	-	35,000	-	12,500	47,500
Greg Steemson	-	-	59,600	-	25,000	84,600
Total remuneration paid to directors in office	22,500	58,618	94,600	7,109	62,500	245,327

There was no directors' or executives remuneration paid in the prior year.

(c) Options granted as remuneration

	Granted number	Vested number	Grant date	Value per option	Exercise price	Last exercise date
Mark Caruso	1,000,000	1,000,000	1 Oct. 2003	$0.025	$0.20	30 June 2007
David Lymburn	500,000	500,000	1 Oct. 2003	$0.025	$0.20	30 June 2007
Greg Steemson	1,000,000	1,000,000	1 Oct. 2003	$0.025	$0.20	30 June 2007
	2,500,000	2,500,000				

On 1 October 2003, prior to the initial public offering of the Company 1,000,000 options were granted to each of Mr Caruso and Mr Steemson and 500,000 options to Mr Lymburn. These options are exercisable at $0.20 on or before 30 June 2007. The options have been ascribed a value of $0.025 each. This is an estimated value ascribed by the Board, taking into account the prevailing circumstances at the time of the grant which were: the Company was unlisted and had a seed capital raising in progress; a decision had been made to prepare a prospectus for an IPO but the prospectus was not completed or lodged, and all the risks associated with achieving a successful IPO were ahead of the Company. For these reasons it is considered inappropriate to conduct a Black & Scholes option pricing valuation on a pre-IPO company. Further, it was known these options would be escrowed for 24 months from the date of listing on the Australian Stock Exchange.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(d) Option holdings of directors

Director	Balance at 1 July '03	Granted as remuneration	Options exercised	Balance at 30 June '04	Total vested 30 June '04	Total exercisable 30 June '04*
Mark Caruso	-	1,000,000	-	1,000,000	1,000,000	1,000,000
David Lymburn	-	500,000	-	500,000	500,000	500,000
Jeffrey Moore	-	-	-	-	-	-
Greg Steemson	-	1,000,000	-	1,000,000	1,000,000	1,000,000
	-	2,500,000	-	2,500,000	2,500,000	2,500,000

* Whilst these options are exercisable, any shares issued upon the exercise will be escrowed until the expiry of 24 months form listing on the Australian Stock Exchange, which means until December 2005.

(e) Shareholdings of directors

Director	Balance at 1 July '03	Received as remuneration	Options exercised	Net change other	Balance 30 June '04
Mark Caruso	-	-	-	494,168	494,168
David Lymburn	-	-	-	285,920	285,920
Jeffrey Moore	-	-	-	40,000	40,000
	-	-	-	820,088	820,088

25. RECONCILIATION OF OPERATING PROFIT/(LOSS) FROM ORDINARY ACTIVITIES TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	Consolidated		Company	
	2004	2003	2004	2003
	$	$	$	$
Operating profit/(loss) before income tax	(934,385)	-	(718,181)	-
Depreciation	354,855	-	354,855	-
Accrued interest	15,410	-	15,410	-
Provision for diminution of investments in listed companies	1,472	-	1,472	-
Provision – employee entitlements	4,279	-	4,279	-
Equity accounting adjustments	216,204	-	-	-
Exploration expenditure capitalised	(173,781)	-	(173,781)	-
Changes in assets and liabilities during the year:				
(Increase) decrease in receivables	(43,187)	-	(43,187)	-
Increase (decrease) in payables	249,315	-	249,315	-
Net cash generated by (outflow) from operating activities	(309,818)	-	(309,818)	-

Credit or standby arrangements
Other than the convertible note loan facility provided by Mineral Commodities Limited, there are no credit or standby arrangements available to the Company.

Non cash financing and investing activities
As is explained elsewhere in this financial report the Company purchased the Red Dam gold project for $600,000 and the MMPEU for $1,900,000, satisfied by the issue of 12,500,000 fully paid ordinary shares at an issue price of $0.20 each.

NOTES TO THE FINANCIAL STATEMENTS (continued)

26. FINANCIAL INSTRUMENTS

(a) Credit Risk Exposures

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Consolidated Entity. The Consolidated Entity has adopted the policy of only dealing with credit worthy counterparties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults. The Consolidated Entity measures credit risk on a fair value basis.

The Consolidated Entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any provisions for losses, represents the consolidated entity's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(b) Interest Rate Risk

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out in the following table:

2004 Financial Assets	Weighted Average interest rate	Floating interest rate	Fixed interest maturing in 1 year or less	Non-interest bearing	Total
	%	$	$	$	$
Cash	4.0%	981,332	-	-	981,332
Receivables		-	-	43,187	43,187
Listed Shares		-	-	22,080	22,080
Equity accounted investment		-	-	1,363,296	1,363,296
Receivable from associate	3.25%	658,659	-	-	658,659
		1,639,991	-	1,428,563	3,068,554
Financial Liabilities					
Payables		-	-	379,315	379,315
Non interest bearing liabilities		-	-	870,000	870,000
Interest bearing liabilities	9.0%	-	415,410	-	415,410
		-	415,410	1,249,315	1,664,725
Net financial assets		1,639,991	(415,410)	179,248	1,403,829

2003 Financial Assets	Weighted Average interest rate	Floating interest rate	Fixed interest maturing in 1 year or less	Non-interest bearing	Total
	%	$	$	$	$
Cash				1	1
Net financial assets		-	-	1	1

NOTES TO THE FINANCIAL STATEMENTS (continued)

Reconciliation of Net Financial Assets to Net Assets	2004 $	2003 $
Net financial assets as above	1,403,829	1
Non financial assets and liabilities		-
Property, plant and equipment	1,643,945	-
Exploration & development	804,981	-
Provisions	(4,279)	-
Net assets per statement of Financial Position	3,848,476	1

(c) Net Fair Value

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in note 1 to the financial statements.

(d) Unrecognised financial instruments

The Company and controlled entities do not have any unrecognised financial instruments.

27. COMMITMENTS

(a) Leasing Commitments

The Company and controlled entities do not have any operating or finance lease commitments.

(b) Exploration Tenement Leases – Commitments for Expenditure.

In order to maintain current rights of tenure to Australian exploration tenements, the Company and consolidated entity is required to outlay lease rentals and to meet the minimum expenditure requirements of $14,720 over the next financial year (2003: $nil). Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of the exploration leases or when application for a mining licence is made and have not been provided for in the accounts. These obligations are not provided for in the accounts.

28. INTERNATIONAL FINANCIAL REPORTING STANDARDS

For the year ending 30 June 2006, the consolidated entity will comply with International Financial Reporting Standards ("IFRS") as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the consolidated entity's financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between the Australian GAAP and IFRS which would require identification of all disclosure, presentation or classification differences that would affect the manner in which the transactions or events are presented.

Regulatory bodies that promulgate Australian GAAP and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to the consolidated entity's financial reports in the future. The potential impacts on the consolidated entity's financial performance and financial position of the adoption of IFRS, including system updates and other implementation costs which may be incurred, have not been fully quantified as at the transition date of 1 July 2004 due to the short timeframe between finalisation of the IFRS standards and the date of preparing this report. The impact in future years will depend on the particular circumstances prevailing in those years.

NOTES TO THE FINANCIAL STATEMENTS (continued)

The consolidated entity has established a formal project to achieve transition to IFRS reporting, beginning with the year ended 30 June 2005. The implementation project consists of three phases as described below:

- Assessment and planning phase – which aims to produce a high level overview of the impacts of conversion to IFRS reporting on existing accounting and reporting policies and procedures, systems and processes, business structures and staff.
- Detailed assessment and design phase – which aims to formulate the changes required to existing accounting policies and systems and processes in order to transition to IFRS. This phase also involves reliably estimating the quantitative impacts of conversion to IFRS. The company has commenced its detailed assessment and design phase and it is expected to be completed during the upcoming financial year.
- Implementation phase – which will include the implementation of identified changes to accounting and business procedures, processes and systems and operational training for staff. It will enable the consolidated entity to generate the required reporting disclosures as it progresses through its transition to IFRS.

The key potential implications of the conversion to IFRS on the consolidated entity are as follows:

- Impairment of assets will be determined on a discounted basis, with strict tests for determining whether goodwill and other assets of cash-generating operations have been impaired. Whilst at this time there have been no indications of an impairment of these assets, if there is impairment in the future, the amount will be recognised in the statement of annual performance.
- Income tax will be calculated based on the "balance sheet approach", replacing the current "income statement approach". This method recognises deferred tax balances where there is a difference between the carrying value of an asset or a liability, and it tax base. It is expected that this standard may require the consolidated entity to carry higher levels of deferred tax assets and liabilities.
- Equity based compensation in the form of shares and options will be recognised as an expense in the period during which the employee provides related services. The consolidated entity does not currently recognise an expense for options issued to employees. On adoption of IFRS the consolidated entity will recognise an expense for options and will amortise the expense over the relevant vesting period.
- Currently the group includes gross revenue received on disposal of assets as revenue. Under Australian equivalents to IFRS's gains and losses on sale of investments will be recognised on a net basis in revenue, resulting in lower revenue being recorded by the group.
- The impact of changes from the current AASB 1022 Accounting for the Extractive Industries is yet to be determined.

DIRECTORS' DECLARATION

The Directors of Allied Gold Ltd declare that:

1. The financial statements and notes of the economic entity are in accordance with the Corporations Act 2001, including:

    (a) giving a true and fair view of the financial position of the economic entity as at 30 June 2004 and of its performance, as represented by the results of operations and cash flows, for the period ended on that date; and

    (b) complying with Accounting Standards and the Corporations Regulations 2001; and

2. In the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors:

Mark Caruso
Chairman

Dated at Perth this 30th day of September 2004

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF ALLIED GOLD LIMITED

Scope

The Financial Report and Directors' Responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Allied Gold Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We have conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion, the financial report of Allied Gold Limited is in accordance with:

(a) the Corporations Act 2001, including:

- (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of its performance for the year ended on that date; and
- (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Inherent uncertainty regarding continuation as a going concern and recoverability of investments

Without qualification to the opinion expressed above attention is drawn to the following matters

As disclosed in note 1, the ability of the company to continue as a going concern is dependant upon the successful raising of equity capital and/ or debt financing as and when required.

Included in the balance sheet of the company is an investment in Nord Pacific. As disclosed in note 10(a) the recoverability of this investment is dependant on the successful commercial exploitation of the underlying assets owned by the company to generate cashflows in excess of the current carrying values of the exploration expenditure.

BDO
Chartered Accountants

B McVeigh
Partner
Perth, western Australia

30th September 2004